UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

STMicroelectronics N.V.

(Exact name of the registrant as specified in its charter)

The Netherlands	1-13546	26-0047957
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

WTC Schiphol Airport Schiphol Boulevard 265 1118 BH Schiphol The Netherlands	N/A
(Address of principal executive offices)	(Zip code)

Steven Rose	+1 (972) 466-6000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02   Conflict Minerals Disclosure and Report; Exhibit

The Company has filed as an exhibit to this Form SD a Conflict Minerals Report.  This Form SD and Conflict Minerals Report are available on our website at the following address:  http://investors.st.com.

Section 2 - Exhibits

Item 2.01  Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STMicroelectronics N.V. (Registrant)

By:	/s/ Jean-Marc Chery		Date: May 30, 2019
	Name:	Jean-Marc Chery
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board